Exhibit 99.1

Bragg Gaming Appoints Renowned iGaming Executive Neill Whyte Chief Commercial Officer

Whyte to Lead Global Commercial Teams as Bragg Drives Growth Across Content, Aggregation, PAM and Player Engagement Verticals

Toronto, May 1, 2024 - Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) (“Bragg” or “the Company”), a global iGaming technology and content provider, announced today that Neill Whyte has been appointed as Chief Commercial Officer (“CCO”), effective 1st May 2024, establishing a new global commercial structure at the Company and bolstering its leadership team.

Whyte brings over 18 years of experience in the iGaming sector, most recently in the role of Chief Commercial Officer at Digital Gaming Corporation’s (“DGC”), B2B iGaming Division. After joining DGC in early 2020, he was responsible for the commercially successful launch and growth of its content distribution business in the United States.

Prior to joining DGC, Whyte held multiple positions in the gaming industry including as Head of Business Development at Isle of Man-based iGaming specialist Apricot Investments, as Board Member at Swedish iGaming product and Lottery content distributor Genera Networks, and in various senior roles over eleven years at leading iGaming content supplier Microgaming, including as Head of Product Channels.

In his new role with Bragg, Whyte will be tasked with leading the Company’s global commercial teams to drive growth across all of the Company’s product verticals which include proprietary online casino content from its Atomic Slot Lab, Indigo Magic and Wild Streak Gaming studios, exclusive content from content partners, HUB a leading casino content aggregation platform, Fuze™ player engagement, as well as its award-winning player account management (‘PAM”) platform and turnkey solutions.

Matevž Mazij, Chief Executive Officer at Bragg, commented: “I am very pleased to be announcing today the appointment of Neill Whyte as Chief Commercial Officer at Bragg. His iGaming product and market knowledge, together with his record in driving growth from developing successful and mutually beneficial commercial partnerships are exceptional.

“As we leverage our broad content and product portfolio to grow in existing and new markets, including in the United States, Canada, Latin America and Europe, Neill’s unique combination of knowledge, skills and experience in this sector are a perfect fit for our ambitions at Bragg.”

Neill Whyte, Chief Commercial Officer at Bragg, added: “It’s an honor to join Matevž and the wider teams at Bragg already in place across North America, Europe and in India. I have been impressed with the depth and quality of the content, product and technology offerings at Bragg, and its ability to rapidly adapt, certify and deploy this content and technology in newly regulated markets is a distinct advantage.

“We also have a huge opportunity to grow our footprint with our existing customers in markets in which we are already established. Our content and product roadmaps are second to none, and I’m planning to get on the road in the coming weeks and months to meet the team and our customers and to start building for the next stage of mutual growth. I can’t wait to get going.”

About Bragg Gaming Group Inc.

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a content-driven iGaming technology provider, serving online and land-based gaming operators with its proprietary and exclusive content, and its cutting-edge technology. Bragg Studios offer high-performing, data-driven and passionately crafted casino gaming titles from in-house brands Wild Streak Gaming, Spin Games, Atomic Slot Lab, Indigo Magic and Oryx Gaming. Its proprietary content portfolio is complemented by a range of exclusive titles from carefully selected studio partners which are Powered By Bragg: games built on Bragg remote games server (Bragg RGS) technology, distributed via the Bragg Hub content delivery platform and available exclusively to Bragg’s customers. Bragg’s modern and flexible omnichannel Player Account Management (Bragg PAM) platform powers multiple leading iCasino and sportsbook brands and is supported by expert in-house managed operational and marketing services. All content delivered via the Bragg Hub, whether exclusive or from Bragg’s large, aggregated games portfolio, is managed from a single back-office and is supported by powerful data analytics tools, as well as Bragg’s Fuze™ player engagement toolset. Bragg is licensed or otherwise certified, approved and operational in multiple regulated iCasino markets globally, including in New Jersey, Pennsylvania, Michigan, Ontario, the United Kingdom, Italy, the Netherlands, Germany, Sweden, Spain, Malta and Colombia.

Find out more

For investor relations:

Yaniv Spielberg, Chief Strategy Officer, Bragg Gaming Group

info@bragg.games

James Carbonara, Hayden IR
+1 (646)-755-7412
james@haydenir.com

For media enquiries or interview requests:

Robert Simmons, Head of Communications, Bragg Gaming Group
press@bragg.group